Exhibit (a)(5)(E)

Syncona Limited

Syncona extends tender offer for

Applied Genetic Technologies Corporation (AGTC)

29 November 2022

Syncona Limited, a leading healthcare company focused on creating, building and scaling a portfolio of global leaders in life science, today announces that its portfolio company has extended the expiration time of its previously announced tender offer to purchase all of the issued and outstanding shares of common stock of Applied Genetic Technologies Corporation (“AGTC”) (Nasdaq: AGTC) for $23.3 million in the aggregate ($0.34 per share) in cash at closing, plus up to an additional $50.0 million in the aggregate (or up to $0.73 per share based on shares currently outstanding) payable pursuant to contingent value rights (CVRs) upon the achievement of specified milestones.

The tender offer has been extended until 5:00 p.m., Eastern Time, on 30 November 2022, unless extended or earlier terminated pursuant to the terms of the definitive agreement. The tender offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on 28 November 2022. All other terms and conditions of the tender offer remain unchanged during the extension period. The purpose of the extension is to allow additional time for shareholders to tender their shares and for shares tendered by notice of guaranteed delivery to be received.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised that as of 5:00 p.m., Eastern Time, on 28 November 2022, 30,947,430 shares of common stock of AGTC, representing approximately 45.1% of the issued and outstanding shares of common stock and restricted stock units, have been validly tendered and not validly withdrawn pursuant to the tender offer and an additional 4,627,261 shares, representing approximately 6.7% of the issued and outstanding shares of common stock and restricted stock units, have been tendered pursuant to notices of guaranteed delivery. Stockholders who have already tendered their shares of AGTC common stock in the tender offer do not have to re-tender such shares or take any other action as a result of the extension of the expiration time of the tender offer.

Advisers

BTIG LLC is acting as financial adviser to Syncona and Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. is acting as legal adviser to Syncona in connection with the transaction. MTS Health Partners, L.P. is acting as financial advisor to AGTC in connection with the transaction. Foley Hoag LLP is acting as legal advisor to AGTC in connection with the transaction.

[ENDS]

Copies of this press release and other corporate information can be found on the company website at: www.synconaltd.com

Additional Information and Where to Find It

A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, have been filed with the SEC by subsidiaries of Syncona Limited, and a Solicitation / Recommendation Statement on Schedule 14D-9 has been filed with the SEC by AGTC. The offer to purchase shares of AGTC common stock is being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. AGTC’S STOCKHOLDERS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION / RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH STOCKHOLDERS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. AGTC stockholders and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, Information Agent for the offer, toll-free at (800) 279-6913.

Forward-looking statements - this announcement contains certain forward-looking statements with respect to the portfolio of investments of Syncona Limited, the proposed transactions between Syncona Limited and AGTC, the expected timeline for completing the transactions, the anticipated contingent value right payments, future financial and operating results and benefits and synergies of the transaction, future opportunities for the combined company and other statements about future expectations, beliefs, goals, plans or prospects. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that may or may not occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. In particular, many companies in the Syncona Limited portfolio are conducting scientific research and clinical trials where the outcome is inherently uncertain and there is significant risk of negative results or adverse events arising and many such companies have yet to commercialise a product and their ability to do so may be affected by operational, commercial and other risks (and, as such, there is uncertainty that the milestones for the contingent value right payments may not be achieved).

Enquiries

Syncona Ltd

Annabel Clark / Fergus Witt

Tel: +44 (0) 20 3981 7940

FTI Consulting

Ben Atwell / Natalie Garland-Collins / Julia Bradshaw / Tim Stamper

Tel: +44 (0) 20 3727 1000

About Syncona

Syncona's purpose is to invest to extend and enhance human life. We do this by creating and building companies to deliver transformational treatments to patients in areas of high unmet need.

Our strategy is to create, build and scale companies around exceptional science to create a diversified portfolio of 20-25 globally leading healthcare businesses, across development stage and therapeutic areas, for the benefit of all our stakeholders. We focus on developing treatments for patients by working in close partnership with world-class academic founders and management teams. Our balance sheet underpins our strategy enabling us to take a long-term view as we look to improve the lives of patients with no or poor treatment options, build sustainable life science companies and deliver strong risk-adjusted returns to shareholders.

About AGTC

AGTC is a clinical-stage biotechnology company developing genetic therapies for people with rare and debilitating ophthalmic, otologic and central nervous system (CNS) diseases. AGTC is designing and constructing critical gene therapy elements and bringing them together to develop customized therapies with the potential to address unmet patient needs. AGTC’s most advanced clinical programs in XLRP and ACHM CNGB3 leverage its technology platform to potentially improve vision for patients with inherited retinal diseases. Its preclinical programs build on AGTC’s AAV manufacturing technology and scientific expertise. AGTC is advancing multiple pipeline candidates to address substantial unmet clinical needs in optogenetics, otology and CNS disorders, and has entered into strategic collaborations with companies including Bionic Sight, Inc., an innovator in the emerging field of optogenetics and retinal coding, and Otonomy, Inc., a biopharmaceutical company dedicated to the development of innovative therapeutics for neurotology.